SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 7, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 7, 2015:

Nokia announces planned leadership and organizational structure for combined Nokia and Alcatel-Lucent

STOCK EXCHANGE RELEASE

October 7, 2015

Nokia announces planned leadership and organizational structure for combined Nokia and Alcatel-Lucent

Nokia Corporation
Stock Exchange Release
October 7, 2015 at 08:00 (CET +1)

Nokia announces planned leadership and organizational structure for combined Nokia and Alcatel-Lucent

Espoo, Finland - Nokia today announced the planned leadership and organizational structure that it intends to implement after and subject to the successful closing of the public exchange offer for Alcatel-Lucent securities announced on April 15, 2015. With this transaction, Nokia expects to create an innovation leader in next generation technology and services for an IP connected world, and to position the combined company to create the foundation of seamless connectivity for people and things wherever they are.

“We are making very good progress on being ready to operate as a combined company when the proposed exchange offer closes,” said Rajeev Suri, President and Chief Executive Officer of Nokia. “After a thorough selection process, I am pleased to announce the company’s future organizational structure and exceptional leaders who will help chart the next steps in Nokia’s transformation.”

After the closing of the exchange offer, the Networks business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. These business groups would provide an end-to-end portfolio of products, software and services to enable the combined company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation Office to drive synergies and to lead integration activities. The business group leaders would report directly to Nokia’s President and Chief Executive Officer:

•                  Mobile Networks (MN) would include Nokia’s and Alcatel-Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel-Lucent’s Microwave business and all of the combined company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services. The designated President of Mobile Networks would be Samih Elhage, who currently serves as Executive Vice President and Chief Financial and Operating Officer, Nokia Networks.

•                  Fixed Networks (FN) would comprise the current Alcatel-Lucent Fixed Networks business, whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point. The designated President of Fixed Networks would be Federico Guillén, who currently serves as President of Fixed Networks, Alcatel-Lucent.

•                  Applications & Analytics (A&A) would combine the Software and Data Analytics-related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future. The designated President of Applications & Analytics would be Bhaskar Gorti, who currently serves as President of IP Platforms, Alcatel-Lucent.

•                  IP/Optical Networks (ION) would combine the current Alcatel-Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) start-up, Nuage, plus Nokia’s IP partner and Packet Core portfolio. IP/Optical Networks would continue to drive Alcatel-Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech-centric enterprise customers. The designated President of IP/Optical Networks would be Basil Alwan, who currently serves as President of IP Routing and Transport, Alcatel-Lucent.

•                  Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations. Ramzi Haidamus would continue in his current role as President of Nokia Technologies.

Nokia expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia also expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for investors over the performance of each of them. Nokia expects to announce further details of the new financial reporting structure after the closing of the exchange offer.

“Our goal is to position each business group for clear leadership in its particular market and to create a combined portfolio that provides the scope and scale our customers expect, underpinned by a strong focus on innovation, quality and superb execution,” explained Suri. “We aim for all our business groups to be innovation leaders, drawing on the combined company’s unparalleled R&D capabilities to deliver leading products and services for our customers, and ultimately ensure the company’s long-term value creation.”

The combined company is expected to have a common sales organization across the business groups, except for Nokia Technologies. In addition, effective after the closing of the exchange offer, there would be six additional unit leaders within the combined company, who would report directly to the President and CEO:

•                  Timo Ihamuotila, currently Executive Vice President and Group Chief Financial Officer, Nokia, would serve as Chief Financial Officer (CFO). He would be responsible for all finance activities and would oversee effective and systematic performance management, external and internal reporting, and capital allocation processes. In addition, he would be responsible for investor relations, the execution of mergers & acquisitions and treasury.

•                  Ashish Chowdhary, currently Chief Business Officer, Nokia Networks, would serve as Chief Customer Operations Officer (CCOO). He would lead the global Customer Operations organization, which would be responsible for customer interactions and sales across all business groups. Customer Operations would be organized by seven markets globally and act as the single interface for telecommunication and enterprise customers across all products and services. Customer Operations would drive strong business momentum across the business groups and deliver unparalleled customer service to position Nokia as the world’s leading telecom vendor.

•                  Marc Rouanne, currently Executive Vice President, Mobile Broadband, Nokia Networks, would serve as Chief Innovation & Operating Officer (CIOO). He would have two primary roles: innovation and operations, and all activities impacting operative transversal functions would be housed in this unit. He would drive cutting-edge innovation at internet speed throughout Nokia, using the power of Bell Labs and FutureWorks to shape Nokia’s vision across the business groups. The CIOO would also drive the combined company’s digital agenda through IT and Cloud in order to create an agile and collaborative environment for the company’s world class engineers. He would manage quality, information security, manufacturing and supply chain operations, as well as units like real estate, data centers and laboratories. The CIOO would be responsible for global procurement, the end-to-end transformation and integration of the combined company, and would work with the CFO to drive performance management across the company.

•                  Hans-Jürgen Bill, currently Executive Vice President, Human Resources, Nokia, would serve as Chief Human Resources Officer (CHRO). He would be responsible for leadership and talent development, recruitment and all human resources guidelines, as well as compensation and benefits policies for the company. Human Resources would play a crucial role in developing a diverse, international environment and entrepreneurial spirit within the combined company.

•                  Kathrin Buvac, currently Vice President, Corporate Strategy, Nokia Networks, would serve as Chief Strategy Officer (CSO). She would be responsible for setting Nokia’s corporate strategy and long-term strategic direction, market and competitor intelligence, corporate development — including the prioritization of M&A targets across the company, in conjunction with the CFO — and strategic partnerships at group level. She would also steer and integrate the business group strategy and business development teams, as well as the CIOO innovation team, to ensure consistent execution of the company’s strategy. In line with our vision of the Programmable World, she would also oversee Nokia’s strategy for the Internet of Things.

•                  Barry French, currently Chief Marketing Officer and Executive Vice President, Marketing and Corporate Affairs, Nokia, would serve as Chief Marketing Officer (CMO) and would oversee the Marketing & Corporate Affairs unit. The responsibilities of the unit would include regional and corporate marketing, internal and external communications, government relations, corporate social responsibility, employee health and safety, and custodianship and management of the Nokia brand. He would also set the overall direction for the business groups’ product marketing.

•                  Maria Varsellona, currently Executive Vice President and Chief Legal Officer, Nokia, would serve as Chief Legal Officer (CLO). She would be responsible for overseeing and managing all legal, contracting, corporate governance, ethics and compliance matters across Nokia globally, as well as advising the President and CEO, Board of Directors and officers of the company in relation to such matters.

The proposed changes would only be implemented after the successful closing of the public exchange offer* and be subject to the completion of the relevant works council consultation procedures.

As announced yesterday, Alcatel-Lucent is to continue to operate its undersea cables business, Alcatel-Lucent Submarine Networks (ASN), as a wholly-owned subsidiary. Nokia expects to operate ASN as a separate entity.

As previously announced, Nokia has agreed to sell HERE, its mapping and location services business, to a consortium of leading German automotive companies. HERE will continue to operate as a business of Nokia until the sale is completed, but is not included in the planned future organizational structure of Nokia. The sale of HERE is expected to close in the first quarter of 2016, and Nokia plans to report HERE as a discontinued operation from the third quarter of 2015 onwards.

* Nokia holding more than 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis.

MICROSITE DETAILS

Further information on the proposed transaction and biographies of the combined company’s planned leaders can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Primary contact: Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Additional contact: Alcatel-Lucent Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

T : +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

T : + 33 (0)1 55 14 15 91

INVESTOR ENQUIRIES

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Alcatel-Lucent Investor relations

Marisa Baldo, marisa.baldo@alcatel-lucent.com

T : + 33 (0)1 55 14 11 20

Tom Bevilacqua, thomas.bevilacqua@alcatel-lucent.com

T : + 1 908-582-7998

ABOUT NOKIA

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the planned leadership and organizational structure post-closing of the public exchange offer; the expected characteristics, structure and organization of the combined company; the expected benefits of the proposed transaction; the structure of the combined company’s financial reporting; the disposition of HERE; and the expected timing of closing of the disposition of HERE. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the AMF or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT

HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal